Endo International plc First Floor, Minerva House Simmonscourt Road Ballsbridge Dublin 4 Ireland endo.com

August 19, 2016

VIA EDGAR SUBMISSION

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

RE:	Endo International plc
Form 10-K
Filed February 29, 2016
File No. 001-36326

Dear Ms. Hayes:

Endo International plc (“Endo” or the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 9, 2016, with respect to the Company’s Form 10-K filed with the Commission on February 29, 2016 for the year ended December 31, 2015 (the “Form 10-K”) (SEC File No. 001-36326). For ease of reference, we have repeated your comment in italics prior to our response.

Generic Pharmaceuticals, page 11

1.	Please tell us why you do not include narrative discussion concerning any of your generic pharmaceutical products. By way of contrast, we note that you provide narrative discussion and revenue disclosure concerning multiple products in your smaller branded pharmaceuticals segment. In particular, please tell us why you do not provide narrative discussion or revenue disclosures concerning your generic Vasostrict product. In this regard, we note that management indicated on the Q1 Earnings Call that Vasostrict’s annual revenues for FY2016 would be in excess of around $300 million. As applicable, please reference Regulation S-K, Item 101(c) and Item 303(a)(3) in your response.

The Company has not historically provided a narrative discussion of its generic pharmaceutical products in its Forms 10-K because it did not believe that additional information about its generics business was required to be disclosed. We note that none of the Company’s generic pharmaceutical products exceeded 10% of the Company’s consolidated revenues for the years ended December 31, 2015, 2014 and 2013. The same is true for the Company’s branded pharmaceuticals products with the exception of Lidoderm® and Opana® ER, two branded products whose revenues exceeded 10% of consolidated revenues for the year ended December 31, 2013, which was disclosed in the Form 10-K. As the Staff noted, the Company provides narrative discussion in connection with multiple products in its U.S. Branded Pharmaceuticals segment despite not meeting the 10% threshold in Regulation S-K, Item 101(c). The Company has historically done so given the relatively limited product diversification in its U.S. Branded Pharmaceuticals segment and the potential for volatility in the performance of that segment should changes occur with respect to one or more of such products.

As a result of the Company’s ongoing integration of Par Pharmaceuticals (Par) and in response to the Staff’s comment, the Company believes that certain additional information about its U.S. Generic Pharmaceuticals segment should be provided in its periodic reports. The Company’s Form 10-Q for the three months ended March 31, 2016 and for the three and six months ended June 30, 2016, reflected certain of these changes. In future Forms 10-K, the Company intends to include an enhanced narrative discussion of the Company’s generic pharmaceuticals segment and key products in accordance with Regulation S-K, Item 101(c). Specifically, the Company respectfully proposes to include substantially the following disclosure within the “Products Overview” section of Part 1, Item 1 of Form 10-K for the year ended December 31, 2016, as applicable. New disclosures are included as underlined text for the convenience of the Staff. Bracketed language reflects information that is currently unknown and/or subject to change and is intended to provide the Staff with an illustrative example of our intended disclosures going forward.

U.S. Generic Pharmaceuticals

The U.S. Generic Pharmaceuticals segment, which comprised [XX]% of the Company’s consolidated revenues for the year-ended December 31, 2016, is comprised of a portfolio of over 300 generic prescription product families focused in the areas of pain management, urology, CNS disorders, immunosuppression, oncology, women’s health and cardiovascular disease markets, among others. Generic drugs are the pharmaceutical and therapeutic equivalents of branded products and are generally marketed under their generic (chemical) names rather than by brand names. Typically, a generic drug may not be marketed until the expiration of applicable patent(s) on the corresponding branded product, unless a resolution of patent litigation results in an earlier opportunity to enter the market. Generic drugs are the same as branded products in dosage form, safety, efficacy, route of administration, quality, performance characteristics and intended use, but they are sold generally at prices below those of the corresponding branded products. Generic drugs provide a cost-effective alternative for consumers, while maintaining the same high quality, efficacy, safety profile, purity and stability of the branded product. An ANDA is required to be filed and approved by the FDA in order to manufacture a generic drug for sale in the United States. We sell generic products primarily in the United States across multiple therapeutic categories.

We have a generics portfolio across an extensive range of dosage forms and delivery systems, including immediate and extended release oral solids (tablets, orally disintegrating tablets, capsules and powders), injectables, liquids, nasal sprays, ophthalmics (which are sterile pharmaceutical preparations administered for ocular conditions) and transdermal patches (which are medicated adhesive patches designed to deliver the drug through the skin).

We have development, manufacturing and distribution capabilities in the rapidly growing U.S. market for sterile drug products, such as injectable products, ophthalmics, and sterile vial and hormonal handling capabilities. These capabilities afford us a broader and more diversified product portfolio and a greater selection of targets for potential development. We target products with limited competition for reasons such as manufacturing complexity or the market size, which make our sterile products a key growth driver of our generics portfolio and complementary to our other generic product offerings.

Authorized generics are generic versions of branded drugs licensed by brand drug companies under a NDA and marketed as generics. Authorized generics do not face regulatory barriers to introduction and are not prohibited from sale during the 180-day marketing exclusivity period granted to the first-to-file ANDA applicant. The sale of authorized generics adversely impacts the market share of a generic product that has been granted 180 days of marketing exclusivity. We believe we are a partner of choice to larger brand companies seeking an authorized generics distributor for their branded products. We have been the authorized generic distributor for such companies as AstraZeneca, Bristol-Myers Squibb, and Merck & Co in the recent past.

The following table displays the product revenues to external customers in our U.S Generics Pharmaceuticals segment for the years ended December 31 (in thousands):

	2016		2015	2014

U.S. Generic Pharmaceuticals
U.S. Generics Base	$	XXX	$ XXX	$ XXX
Sterile Injectables		XXX	XXX	XXX
New Launches and Alternative Dosages		XXX	XXX	XXX

Total U.S. Generic Pharmaceuticals	$	XXX	XXX	$ XXX

U.S. Generics Base is comprised of more than 200 solid oral-extended release, solid oral-immediate release and pain/controlled substances products. This category includes the antidepressant bupropion XL and the portfolio of opioid-containing products such as hydrocodone bitartrate and acetaminophen tablets.

Sterile Injectables is comprised of high barrier-to-entry injectable products that are generally difficult to manufacture, including Vasostrict®, the first and only vasopressin injection with a New Drug Application (NDA) approved by the FDA.

New Launches and Alternative Dosages is comprised of liquids, semi-solids, patches, powders, ophthalmics, sprays and new product launches. Products are included in New Launches during the calendar year of launch and the subsequent calendar year such that the period of time any product will be considered a New Launch will range from thirteen to twenty-four months. Material products launched in 2016 include [ezetimibe tablets (generic version of Zetia®), which is a first-to-file product with an associated brand value of approximately $2.0 billion, quetiapine ER tablets (generic version of Seroquel® XR), which is a first-to-file product with an associated brand value of approximately $1.0 billion, and rosuvastatin tablets (generic version of Crestor®) with an associated brand value of approximately $6.0 billion.]

The Company expects to launch approximately [XX] new products in 2017 with a total associated brand value of $[XX] billion. [Material, expected 2017 product launches include [XX] (generic version of [XX]), [XX] (generic version of [XX], and [XX] (generic version of [XX]).]

In addition, Alternative Dosages include the lidocaine transdermal patch for the relief of pain associated with post-herpetic neuralgia and the hypokalemic agent potassium chloride oral solution.

To further enhance Endo’s Form 10-K disclosures and to better address the requirements of Regulation S-K, Item 303(a)(3)), we also propose to include substantially the disclosure below in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in future Form 10-K filings, as applicable. The Company notes that the enhanced disclosure presented below is consistent with the disclosures in Part 1, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations in each of our 2016 quarterly reports on Form 10-Q filed with the commission on May 6, 2016 and August 9, 2016. For illustrative purposes, we have opted to present the disclosure from our Form 10-Q for the three and six months ended June 30, 2016, with certain updates to address the Staff’s comments. Our disclosure in each future Form 10-K would follow the format of this disclosure. We also intend to continue to include this form of disclosure in Endo’s quarterly filings going forward.

U.S. Generic Pharmaceuticals. The following table displays the significant components of our U.S. Generic Pharmaceuticals revenues to external customers for the three and six months ended June 30, 2016 and 2015 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,

	2016	2015	2016	2015

U.S. Generic Pharmaceuticals
U.S. Generics Base (1)	$331,095	$214,241	$678,524	$458,511
Sterile Injectables	126,245	—	249,934	—
New Launches and Alternative Dosages (2)	108,018	124,085	220,290	236,777

Total U.S. Generic Pharmaceuticals	$565,358	$338,326	$1,148,748	$695,288

(1)	U.S. Generics Base includes solid oral-extended release, solid oral-immediate release and pain/controlled substances products.
(2)	New Launches and Alternative Dosages includes liquids, semi-solids, patches, powders, ophthalmics, sprays and new product launches. Products are included in New Launches during the calendar year of launch and the subsequent calendar year such that the period of time any product will be considered a New Launch will range from thirteen to twenty-four months. New Launches contributed $32.9 million and $64.0 million of revenues to the three and six months ended June 30, 2016, respectively, and $9.9 million and $16.3 million of revenues to the three and six months ended June 30, 2015, respectively. The table below presents the most significant revenue producing New Launch Products from the respective most recent two calendar launch years:

Year of	Three Months Ended June 30,		Six Months Ended June 30,
Launch	2016	2015	2016	2015
2014	N/A	- Valsartan/HCTZ - Lorazepam - Telemisartan	N/A	- Valsartan/HCTZ - Lorazepam - Telemisartan
2015	- Ethacrynate Sodium - Pramipexole DHCI - Propranolol - Testosterone Gel Sachets - Lamotrigine ODT	- Pramipexole DHCI - Tolcapone Tabs - Guanfacine ER Tabs - Zafirlukast - Valsartan	- Ethacrynate Sodium - Propranolol - Dutas/Tams Caps - Testosterone Gel Sachets - Pramipexole DHCI	- Pramipexole DHCI - Tolcapone Tabs - Guanfacine ER Tabs - Zafirlukast - Hydrocortisone Cream
2016	- Darifenacin HBr ER Tabs - Frova AG - Dantrolene Caps	N/A - No impact on 2015	- Darifenacin HBr ER Tabs - Frova AG - Dantrolene Caps	N/A - No impact on 2015

Net sales of U.S. Generics Base for the three and six months ended June 30, 2016 increased 55% to $331.1 million and increased 48% to $678.5 million from the comparable 2015 periods. These increases were attributable to approximately $179 million and $359 million in revenue during the three and six months ended June 30, 2016, respectively, as a result of the acquisition of Par, partially offset by a decrease as a result of competitive pressure on commoditized generic products.

Net sales of Sterile Injectables for the three and six months ended June 30, 2016 increased to $126.2 million and $249.9 million from the comparable 2015 periods. These increases were attributable to the acquisition of Par. Sterile Injectables include net sales of Vasostrict®, the first and only vasopressin injection with a New Drug Application (NDA) approved by the FDA, which were $77.2 million and $157.1 million for the three and six months ended June 30, 2016, respectively. In June 2016, the U.S. Patent and Trademark Office issued Endo a new Vasostrict® patent, which has an expiration date of January 30, 2035. Any ANDA applicant seeking FDA approval for a generic version of Vasostrict® prior to expiration of the patent has to notify Par of its ANDA filing before it can obtain FDA approval. Any ANDA filer whose application was not received prior to submission of the new patent information would be subject to a 30-month stay of marketing approval by the FDA upon the initiation of Hatch-Waxman litigation by Par against the ANDA filer.

Net sales of New Launches and Alternative Dosages for the three and six months ended June 30, 2016 decreased 13% to $108.0 million and decreased 7% to $220.3 million from the comparable 2015 periods. These decreases were primarily attributable to increased competitive pressure on patches, ophthalmics and other alternative doses, partially offset by launch products from the Par acquisition. Material products launched in 2016 include [ezetimibe tablets (generic version of Zetia®), which is a first-to-file product with an associated brand value of approximately $2.0 billion, quetiapine ER tablets (generic version of Seroquel® XR), which is a first-to-file product with an associated brand value of approximately $1.0 billion, and rosuvastatin tablets (generic version of Crestor®) with an associated brand value of approximately $6.0 billion.]

The Company expects to launch approximately [XX] new products in 2017 with a total associated brand value of $[XX] billion. [Material, expected 2017 product launches include [XX] (generic version of [XX]), [XX] (generic version of [XX], and [XX](generic version of [XX]).]

As requested by the Staff, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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  If you have any questions with respect to the foregoing, please contact me at 484-216-7752.

Very Truly Yours,
/s/ Matthew J. Maletta
Matthew J. Maletta
Executive Vice President, Chief Legal Officer

cc:	Rajiv De Silva, President and Chief Executive Officer
Suketu P. Upadhyay, Executive Vice President, Chief Financial Officer
Daniel A. Rudio, Senior Vice President, Controller
PricewaterhouseCoopers LLP